EXHIBIT 99.1

June 19, 2015

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE:	SPHERE 3D CORP. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 18, 2015 VOTING RESULTS

This report on the voting results of our Annual and Special Meeting of Shareholders held on June 18, 2015 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of May 15, 2015.

1.    Election of Directors

On a vote taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sphere 3D Corp. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Votes For	% For	Votes Withheld	% Withheld
Peter Ashkin	17,877,734	99.95%	9,380	0.05%
Mario Biasini	17,690,018	98.90%	197,096	1.10%
Daniel Bordessa	17,703,939	98.98%	183,175	1.02%
Glenn M. Bowman	17,877,319	99.95%	9,795	0.05%
Eric L. Kelly	17,710,654	99.01%	176,460	0.99%
Vivekanand Mahadevan	17,870,134	99.91%	16,980	0.09%
Peter Tassiopoulos	17,824,068	99.65%	63,046	0.35%

2.    Appointment of Auditors

On a vote taken regarding the appointment of auditors, it was declared that the shareholders approved the appointment of Moss Adams LLP as auditors of Sphere 3D Corp. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
24,267,618	99.27%	178,572	0.73%

3.    Approval of Company’s 2015 Performance Incentive Plan

On a vote taken regarding the approval of the Company’s 2015 Performance Incentive Plan, it was declared that the shareholders approved the 2015 Performance Incentive Plan. Voting results are as follows:

Votes For	% For	Votes Against	% Against
17,597,439	98.38%	289,675	1.62%

4.    Approval of Company’s Employee Stock Purchase Plan

On a vote taken regarding the approval of the Company’s Employee Stock Purchase Plan, it was declared that the shareholders approved the Employee Stock Purchase Plan. Voting results are as follows:

Votes For	% For	Votes Against	% Against
17,653,104	98.69%	234,010	1.31%

5.    No other matters were voted upon.

Yours very truly,

SPHERE 3D CORP.

/s/ Kurt Kalbfleisch
Kurt Kalbfleisch Secretary